

May 30, 2024

Marc Thompson
Chief Financial Officer
EverCommerce Inc.
3601 Walnut Street
Suite 400
Denver, CO 80205

      Re: EverCommerce Inc.
            Form 10-K for the year ended December 31, 2023
            File No. 001-40575

Dear Marc Thompson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Technology

cc: Lisa Storey